UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(Translation of registrant’s name into English)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Convertible Loan Agreement

On May 1, 2023, Altamira Therapeutics Ltd., an exempted company limited by shares incorporated in Bermuda (“we”, the “Company” or the “Borrower”), entered into a convertible loan agreement (the “Loan Agreement”) with FiveT Investment Management Ltd. (the “Lender”), pursuant to which the Lender has agreed to loan to the Borrower CHF 2,500,000 (the “Loan”), which Loan bears interest at the rate of 10% per annum and matures 22 months from the date the Loan proceeds are disbursed to the Borrower (the “Disbursement Date”), expected within two business days of the signing of the Loan Agreement.

From the date of effectiveness of a registration statement for the Common Shares until the maturity date of the Loan Agreement, the Lender will have the right to convert all or part of the Loan, including accrued and unpaid interest, at its option, into Common Shares, subject to the limitation that the Lender own no more than 4.99% of the Common Shares at any time. The conversion price of the Loan into Common Shares was fixed at CHF 1.42 (subject to adjustment for share splits or other similar events), which is equal to 120% of the trading volume weighted average price per Common Share on the NASDAQ stock exchange on the 20 trading days preceding the Disbursement Date (the “Reference VWAP”), converted into Swiss Francs at the midpoint of the interbank exchange rate shown by UBS on the day of receipt of the conversion notice at 4:00 pm Central European Time.

Commencing 60 days after the Disbursement Date, but not before July 1, 2023 and subject to availability of an effective registration statement, the Borrower must repay at least 1/20th of the Loan plus accrued interest pro rata in monthly tranches (the “Tranches”). At the option of the Borrower each month, Tranches can be paid at any time during the month (the “Tranche Repayment Date”) either in: (i) cash plus 3% or (ii) common shares, par value CHF 0.20 per share (the “Common Shares”) of the Borrower (the “Repayment Shares”), or a combination of both. Repayment Shares will be priced at the lower of (i) the mean daily trading volume weighted average price for Common Shares on the NASDAQ stock exchange on the 20 trading days preceding the Tranche Repayment Date or (ii) 90% of the daily trading volume weighted average price for Common Shares on the NASDAQ stock exchange on the Tranche Repayment Date (subject to adjustment for share splits or other similar events), but in no case lower than the nominal value of the Common Shares, converted into Swiss Francs at the midpoint of the interbank exchange rate shown by UBS on the day of receipt of the applicable notice of the payment of Repayment Shares at 4:00 pm Central European Time.

The Borrower may prepay all or part of the Loan after three months after the Disbursement Date. Subject to certain notice periods, the Lender shall have the right to accelerate repayment of the Loan upon any event of default under the Loan Agreement, which includes if the Borrower fails to make any required payment under the Loan or breach any other material obligation thereunder. In addition, upon a Change of Control Transaction (as defined in the Loan Agreement) with respect to the Borrower, the Loan Agreement will become due within 10 days after the transaction in an amount equal to the higher of (i) the outstanding balance, including principal and accrued and unpaid interest and (ii) the amount that would have been payable to the Lender as a result of the Change of Control Transaction if the Lender had converted such outstanding balance into Common Shares under the Loan Agreement immediately prior to the completion of the transaction.

From the Disbursement Date until March 31, 2024, upon the occurrence of each out-licensing or divestiture transaction executed by the Borrower that results in gross cash proceeds of CHF 1,000,000 or more (a “Qualifying Transaction”), subject to certain notice periods, the Lender may cause the Borrower to redeem the Loan for cash in an amount of up to 20% of the cash proceeds from the Qualifying Transaction.

The Borrower agreed to grant to the Lender warrants (the “Warrants”) to purchase an aggregate of 1,625,487 Common Shares. The Warrants will be exercisable immediately at an exercise price of CHF 1.538, which is equal to 130% of the Reference VWAP, may be exercised up to five years from the date of issuance and may be exercised on a cashless basis in certain circumstances specified therein.

Pursuant to the Loan Agreement, the Company agreed to file a registration statement on Form F-3 (or other appropriate form) as soon as practicable (and in any event within 15 days of the Disbursement Date) providing for the resale by the Lender of the Common Shares that may be issued upon any conversion of the Loan or exercise of the Warrants and to use its best efforts to cause such resale registration statement to be declared effective by the Securities and Exchange Commission (the “SEC”) within 60 days following the Disbursement Date (or, in the event of a “full review” by the SEC, the 90th calendar day following the Disbursement Date).

The Common Shares are being sold by the Company to the Lender under the Loan Agreement in reliance upon an exemption from the registration requirements of the Securities Act of 1933 (the “Securities Act”) afforded by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

The foregoing descriptions of the form of Warrant and Loan Agreement are qualified in their entirety by reference to the full texts of such agreements, copies of which are attached hereto as Exhibits 4.1 and 99.1, respectively, and are incorporated herein in their entirety by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including the exhibits to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-228121, 333-249347, 333-261127 and 333-264298) and Form S-8 (Registration Numbers 333-232735 and 333-252141) of Altamira Therapeutics Ltd. (formerly Auris Medical Holding Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
4.1	Form of Warrant
99.1	Convertible Loan Agreement, dated as of May 1, 2023, by and among Altamira Therapeutics Ltd. and FiveT Investment Management Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer

Date: May 2, 2023

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